Exhibit 12.1

REXFORD INDUSTRIAL REALTY, INC.

Statement of Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Rexford Industrial Realty, Inc		Rexford Industrial Realty, Inc. Predecessor
	Period from January 1, 2014 to March 31, 2014	Period from July 24, 2013 to December 31, 2013	Period from January 1, 2013 to July 23, 2013	Year ended December 31, 2012	Year ended December 31, 2011
EARNINGS
Add:
Loss before equity in income from unconsolidated real estate entities	$(762,000)	$(1,102,000)	$(7,279,000)	$(8,436,000)	$(7,619,000)
Fixed charges (See below)	1,274,000	1,791,373	9,415,287	16,950,268	17,535,424
Subtract:
Capitalized interest	—	—	—	—	—

Earnings (loss)	512,000	689,373	2,136,287	8,514,268	9,916,424
FIXED CHARGES (SEE BELOW)
Interest expense	1,251,000	1,763,000	9,395,000	16,875,000	17,466,000
Capitalized interest	—	—	—	—	—
Rental expense at computed interest factor (1)	23,000	28,373	20,287	75,268	69,424

Total fixed charges	$1,274,000	$1,791,373	$9,415,287	$16,950,268	$17,535,424
Consolidated ratio of earnings (loss) to fixed charges	0.40	0.38	0.23	0.50	0.57
(1)	Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.